SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 25, 2009

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No <u>X</u>

Enclosure: Press release   **SEISMIC EVENTS AT ANGLOGOLD ASHANTI'S SAVUKA MINE**



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

25 May 2009

SEISMIC EVENTS AT ANGLOGOLD ASHANTI'S SAVUKA MINE

AngloGold Ashanti regrets to announce that yesterday afternoon, Friday 22 May, a series of seismic events was experienced at the company's Savuka mine near Carltonville, South Africa.

Emergency response procedures were immediately activated. Within several hours of the incident being reported, all employees who were underground at the time of the incident were evacuated through the shaft infrastructure at the neighboring TauTona mine.

Unfortunately, in the course of the seismic events, a pump attendant, was fatally injured.

Chief Executive Officer Mark Cutifani commented: "It is a matter of personal concern to me that in the course of the incident the life of one of our colleagues was lost. I would like to extend my deepest condolences to the friends and family and reiterate my objective of enabling AngloGold Ashanti to operate deep-level mines in South Africa without fatalities."

"I would however like to commend the management team at Savuka for their prompt and effective response to this incident. The fact that we were able to evacuate all employees from underground within such a short space of time reflects the high state of preparedness of the mine as well as the robust and well-rehearsed emergency procedures in place. The fact that secondary escape ways are available at Savuka also assisted the speedy evacuation."

Operations at the mine have been suspended. The extent of the damage caused by the incident will be assessed over the course of the weekend and additional updates provided as the situation becomes clearer. Savuka produced 14,000oz of gold in the first quarter of 2009, just over 1% of total group production.

ENDS

Contacts

	Tel:	Mobile:	E-mail:
Joanne Jones (Media)	+27 (0) 11 637- 6813	+27 (0) 82 896 0306	jjones@AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 25, 2009

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary